Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirteen Weeks Ended
August 24, 2014
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$128.1
Add (deduct):
Fixed charges	104.4
Distributed income of equity method investees	1.2
Capitalized interest	(1.9)
Earnings available for fixed charges (a)	$231.8

Fixed charges:
Interest expense	$84.2
Capitalized interest	1.9
One third of rental expense (1)	18.3
Total fixed charges (b)	$104.4

Ratio of earnings to fixed charges (a/b)	2.2

(1) Considered to be representative of interest factor in rental expense.